Exhibit 99.1
Chairman’s Message of Qiao Xing Universal Telephone, Inc.: Review of 2005 and the First
Quarter of 2006 and Outlook for the Remaining Quarters of 2006
—The Company Anticipates that Net Income would Grow at an Average Yearly Rate of 35% in the Medium
Term.
     HUIZHOU, Guangdong, China, July 3 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today issued its Chairman’s message. In the message, Chairman Wu Rui Lin said:
     “For 2005, XING’s net sales, gross profit, net income and earnings per share all reached a record-high. Our major subsidiary, CEC Telecom Co., Ltd. (CECT) continued its growth and became even more profitable. XING’s other operating subsidiary, Huizhou Qiao Xing Communication Industry, Ltd. (HZQXCI), also achieved significant growth with net income from its mobile phone and indoor phone business segments increasing by 640% and 144% respectively compared with a year earlier.
     “XING’s growth momentum continued in the first quarter of 2006, with CECT reaching the medium-term goal that it set itself not so long ago of becoming one of the five top local players in the mobile phone handset market in China in terms of market share.
     “To retain and reward our high-calibre officers, key employees and strategic consultant who have devoted their time and effort to contribute to our dramatic success in the past six years, in February this year we have granted them options to purchase all the 2,000,000 shares of common stock authorized and reserved for issuance under the Stock Compensation Plan set up in 2005. Fair value of the options of US$ 7.3 million was recorded as share-based compensation expenses. Option grants, being useful in anchoring key members of senior management to the Company, further the long-term interests of the Company, and by extension, those of its shareholders. These options were subsequently exercised in cash and have brought new capital to the Company. However, as the accounting principles require, they are booked as expenses in the profit and loss account and have a potentially dilutive effect on earnings.”
     “In fact, the last time options were granted under a similar plan was in 1999 and 2000. We have not yet scheduled any stock option plan for the coming years and all our compensation plans have to be reviewed and approved by our compensation committee and independent directors.
     “If the share-based compensation expenses, which did not involve any outflow of cash, had been taken out, XING’s income from operations (before interest, tax and minority interests) for the first quarter of 2006 would have reached US$ 9.4 million, an increase of 61.5% compared with the same period last year.

     “When we look at the remaining quarters of 2006, one thing to remember is that traditionally among all quarters, sales in the first are the slowest in the mobile phone handset market in China. With that in mind:
     — In the second quarter of 2006, CECT moved up one place further in the league table of market share to rank fourth among local players in the mobile phone handset market in China. It recently launched a number of new models of high-end mobile phones with sophisticated functionalities and distinctive features at competitive prices, many of which met with varying degrees of success. In particular, orders worth US$62 million have been received for the ‘A1000’ Model, which boasts a standby-time of up to 1,000 hours thanks to a long-life battery. Still more new models are in the pipeline. CECT can expect an average yearly net income growth of 35% for the coming years.
     — Just a few weeks ago, HZQXCI was granted by the National Development and Reform Commission of China a manufacturing license for mobile phone terminal products. The last impediment to XING’S dual brand mobile phone strategy has been cleared. In the distributor fairs held recently, HZQXCI announced the launch of 22 new models of mobile phone handsets and received US$50 million’s worth of orders. HZQXCI expects that the sale of its ‘COSUN’-brand handsets will double in 2006. It has also been working on expanding its overseas markets for mobile phone handsets.
     — Both CECT and HZQXCI are getting their mobile phone handsets ready for the debut of the 3G era in China.
     — HZQXCI anticipates more big-volume orders of indoor telephones from domestic and overseas telecommunication operators. Revenue from the sale of indoor telephone sets for 2006 could increase by up to 60% compared with 2005.
     “We anticipate that XING’s net sales would increase up to 30% from a year earlier to reach US$ 463 million, and that in the medium term, XING’s net income would grow at an average yearly rate of 35% from 2006 to 2010.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to $356 million in 2005. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728’, and a model of multi-media PDA phone that enjoys 1000 hours stand by time, the ‘A100’. The Company has established co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING has launched more than 120 models of mobile phones and has established more than 250 wholesales outlets and more than 350 after sales service centres in 31 provinces and municipalities. In indoor business area, XING currently distributes over 300 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. For its indoor phone segment, the Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-            07/03/2006
     /CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or
rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)